SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ No. 07.526.557/0001-00

NIRE 35.300.368.941

Publicly-held Company

NOTICE TO SHAREHOLDERS

The management of Ambev S.A. (the “Company”), as a result of the merger of Ambev Brasil Bebidas S.A. (CNPJ No. 73.082.158/0001-21) (“Ambev Brasil”) with and into the Company, approved on January 2, 2014 (“Merger”), hereby informs its shareholders of the following:

Exchange Ratio of Shares

1.             In view of the Merger, each 1.019657 Ambev Brasil common share shall entitle its holder to one common share of the Company.

Appraisal Rights of the Minority Shareholders of Ambev Brasil Bebidas S.A.

2.             Pursuant to Section 137, § 1 of Brazilian Law No. 6,404/76, the dissenting shareholders of Ambev Brasil who did not vote in favor of the Merger at the shareholders’ meeting of Ambev Brasil held on January 2, 2014, may exercise appraisal rights in relation to the Ambev Brasil common shares demonstrably and continuously held by them from December 3, 2013.

3.             The period for exercise of appraisal rights will begin on January 10, 2014 and end on February 10, 2014.

4.             In the event such right is exercised, the refund amount to be paid by the Company pursuant to § 3 of Section 264 of Brazilian Law No. 6,404/76 will be an amount in Brazilian reais equivalent to either (i) the book value of the Ambev Brasil shares on December 31, 2012, which is equal to R$2.861419 per share, notwithstanding dissenting shareholder’s right to request the preparation of an updated balance sheet (balanço especial) for purposes of calculating an updated appraisal rights refund amount, or (ii) the amount of R$1.835073 per share, calculated in accordance with the net equity valuation report, at market prices, prepared pursuant to Section 264 of Brazilian Law No. 6,404/76.

5.             The referred cash amount will be deposited in the relevant holders’ bank accounts, or, in the absence of the applicable bank account information, payment will be made available to eligible shareholders at the Company’s headquarters.

Credit of Shares and Fractional Entitlements

6.             The Company’s shares will be credited in favor of Ambev Brasil’s shareholders until February 11, 2014. Up to March 13, 2014 (inclusive) the Ambev Brasil’s shareholders holding Company’s fractional entitlements may, at their sole discretion, adjust their positions, by means of acquisition or sale, upon private trading, in order to form indivisible shares of the Company.

7.             From March 14, 2014, the cash amount corresponding to the shares which could not be attributed as an indivisible share to each shareholder of Ambev Brasil will be paid to its holder by the Company in Brazilian reais, as approved at the Company’s shareholders’ meeting held on January 2, 2014, based on the Company’s book value calculated on December 31, 2012, which is R$ 3.92 per share. Such cash payment will be made up to April 1st, 2014. In the absence of the applicable shareholders’ bank account information or in case of outdated records, payment will be made available to eligible shareholders at the Company’s headquarters.

São Paulo, January 9, 2014.

Nelson José Jamel

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2014

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer